SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON cautiously optimistic after Q1 low point Gross margin increased to 45% despite 26% revenue drop; Positive contribution of other operating income leads to 16% EBIT margin; Order Intake decline reaches low point; potential for increase in Q2/2009; AIXTRON offers guidance for 2009

Aachen, Germany, May 7, 2009 - AIXTRON AG, worldwide leading provider of deposition equipment to the semiconductor industry, today announced consolidated financial results for the first quarter of 2009.

Key Financials

	2009	2008	+/-	2009	2008	+/-
(million EUR)	Q1	Q1%		Q1	Q4%
Revenues	46.2	62.6	-26%	46.2	82.3	-44%
Gross profit	21.0	24.5	-14%	21.0	35.6	-41%
Gross margin	45%	39%	6 pp	45%	43%	2 pp
Operating result (EBIT)	7.6	8.7	-13%	7.6	7.4	3%
EBIT-margin	16%	14%	2 pp	16%	9%	7 pp
Net result	5.5	5.9	-7%	5.5	4.1	34%
Net result margin	12%	9%	3 pp	12%	5%	7 pp
Net result per share – basic (EUR)	0.06	0.07	-14%	0.06	0.05	20%
Net result per share – diluted (EUR)	0.06	0.07	-14%	0.06	0.04	50%
Free cash flow*	10.4	12.9	-19%	10.4	-2.9	n/a
Equipment Order Intake	31.2	85.5	-64%	31.2	40.6	-23%
Equipment Order Backlog (End of Period)	100.7	157.3	-36%	100.7	105.0	-4%

* Operating CF + Investing CF + Changes in Cash Deposits

Financial Highlights

Influenced by the global recession and the currently difficult market environment, first quarter revenues of EUR 46.2m were 26% lower year on year and 44% below the Q4/2008 level.

Nevertheless, the gross margin increased by 2 percentage points to 45% compared to Q4/2008 and, as such, was 6 percentage points higher in comparison to Q1/2008. This improvement was principally due to a stronger US-Dollar rate, a more favorable revenue mix and the benefits from the flexible production model employed by the Company.

As previously predicted, at EUR 31.2m, the equipment order intake in Q1/2009 was less than Q4/2008 (-23%) and also 64% down year on year, with 98% of the total value of equipment orders being for compound semiconductor equipment.

As a result of weaker order intake, the equipment order backlog of EUR 100.7m at March 31, 2009 was 36% lower than at the same point in time in 2008 (EUR 157.3m), but only 4% lower sequentially. The Management expects that about EUR 96m of that backlog will be converted into revenues by the end of the year 2009.

AIXTRON's cash position continues to be very strong, being positively impacted by the cash inflow from the office building sale of EUR 6.7m. Consequently, free cash flow of EUR 10.4m was significantly up on the Q4/2008 negative free cash flow figure of EUR -2.9m and EUR 2.5m down year on year.

Management Review

Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'Whilst we are still looking for firm evidence of a sustainable recovery, we are now having some more positive dialogue with our customers that is leading us towards a sense of cautious optimism. Another positive influence on the business is the increased interest from customers who are not necessarily motivated to buy systems because of short-term demand signals, but because investing in LED production is seen as a timely strategic development. These positive developments persuade us that we can now offer an initial revenue and EBIT guidance range for fiscal year 2009.'

Outlook

AIXTRON Management believes that in fiscal year 2009, AIXTRON can deliver revenues in the range of EUR 200-220m and an EBIT margin in the range of 10-11%.

Financial Tables

The consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section 'Investors', subsection 'Financial Data', subsection 'Reports', as part of AIXTRON's Group quarterly financial report for the first quarter 2009.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, May 7th, 2009, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first quarter 2009 results. From 2:45 p.m. CET (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-891 or +1 (212) 444-0297. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'investors', following the conference call.

Contact:

Guido Pickert

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:

Investor Relations and Corporate Communications

AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany

Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com

www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	May 7, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO